                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. )(1)


                                  OPENTV CORP.
                                ----------------
                                (Name of Issuer)


                     CLASS A ORDINARY SHARES (NO PAR VALUE)
                     --------------------------------------
                         (Title of Class of Securities)


                                    G67543101
                                 --------------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13G

-------------------                                            -----------------
CUSIP NO. G67543101                    13G                     PAGE 2 OF 8 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sun TSI Subsidiary, Inc       FEIN # 77-0431471
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER         8,495,696*
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER           -0-
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER    8,495,696*
   PERSON
                       --------------------------------------------------------
    WITH                8      SHARED DISPOSITIVE POWER      -0-

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,495,696*
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          38.4%**
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

     *Assumes Sun TSI Subsidiary, Inc., a Delaware corporation ("SSI") has, pursuant to its rights under an Exchange Agreement by and between Issuer, Issuer's subsidiary OpenTV, Inc. ("OTVI") and SSI dated October 23, 1999, exchanged all shares of OTVI Class B Common Stock held by SSI for Class A Ordinary Shares of Issuer.

     **This percentage is based on the total number of Class A Ordinary Shares actually outstanding on 12/31/99 as reported by Issuer to SSI and assumes no options or warrants held by others are exercised and no convertible securities held by others are converted.

                                  SCHEDULE 13G

-------------------                                            -----------------
CUSIP NO. G67543101                    13G                     PAGE 3 OF 8 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sun Microsystems, Inc.***     FEIN #94-2805249
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER         8,495,696*
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER           -0-
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER    8,495,696*
   PERSON
                       --------------------------------------------------------
    WITH                8      SHARED DISPOSITIVE POWER      -0-

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**

          8,495,696*
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                             [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          38.4%**
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

     ***Sun Microsystems, Inc. ("SMI") does not own any shares of Issuer directly but is the sole shareholder of Sun TSI Subsidiary, Inc., a Delaware corporation ("SSI"), which does own or have the right to acquire such shares, as noted in footnote marked * below.

     *Assumes that SSI has, pursuant to its rights under an Exchange Agreement by and between Issuer, Issuer's subsidiary OpenTV, Inc. ("OTVI") and SSI dated October 23, 1999, exchanged all shares of OTVI Class B Common Stock held by SSI for Class A Ordinary Shares of Issuer.

     ** This percentage is based on the total number of Class A Ordinary Shares actually outstanding on 12/31/99 as reported by Issuer to SSI and assumes no options or warrants held by others are exercised and no convertible securities held by others are converted.

ITEM 1.

     (a)  Name of Issuer:

     OpenTV Corp. (the "Issuer")

     (b)  Address of Issuer's Principal Executive Offices:

     401 East Middlefield Road
     Mountain View, CA  94043


ITEM 2 (a)
AND (b)

     (a)  Name of Person Filing and Address of Principal Business Office:

     This statement is filed by and on behalf of Sun Microsystems, Inc. (SMI) and its wholly-owned subsidiary Sun TSI Subsidiary, Inc. (SSI), each a Delaware corporation. The business address of each of SMI and SSI is 901 San Antonio Road, Mail Stop PAL01-521, Palo Alto, CA 94303, Attention:
     Laura A. Fennell, Esq.

     (c) Citizenship:

     Not applicable

     (d) Title of Class of Securities:

     Class A Ordinary Shares, No par value

     (e) CUSIP Number:

     G67543101


ITEM 3.

     Not applicable.


ITEM 4. OWNERSHIP

     (a) Amount Beneficially Owned: 8,495,696 (See footnote marked * on the cover page)

     (b)  Percent of Class: 38.4% (See footnote marked ** on the cover page)

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or direct the vote: 8,495,696 (See footnote marked * on the cover page)

          (ii) shared power to vote or direct the vote: -0-

          (iii) sole power to dispose or to direct the disposition of: 8,495,696 (See footnote marked * on the cover page)

          (iv) shared power to dispose or to direct the disposition of: -0-


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable. SSI is a wholly owned subsidiary of SMI. SSI owns or has right to acquire shares of Issuer as stated above. SMI owns no shares of Issuer directly.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.


ITEM 10. CERTIFICATIONS

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000


                                        SUN TSI SUBSIDIARY, INC.


                                        By: /s/ GEORGE REYES
                                            ------------------------------------

                                        Name: George Reyes
                                              ----------------------------------

                                        Its: Vice President, Chief Financial
                                             Officer and Treasurer
                                             -----------------------------------



                                        SUN MICROSYSTEMS, INC.


                                        By: /s/ MICHAEL H. MORRIS
                                            ------------------------------------

                                        Name: Michael H. Morris
                                              ----------------------------------

                                        Its: Vice President, General Counsel
                                             and Secretary
                                             -----------------------------------

                                  EXHIBIT INDEX

Exhibit         Document Description
-------         --------------------
   A            Agreement of Joint Filing, dated February 11, 2000 by and
                between Sun TSI Subsidiary, Inc. and Sun Microsystems, Inc.

                                    EXHIBIT A

                            Agreement of Joint Filing

     Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13D-1(k)(1) of the Securities Exchange Act of 1934, as amended, the Statement dated February 11, 2000 containing the information required by
Schedule 13G, for the shares of Class A Ordinary Shares of OpenTV Corp. which they each beneficially hold.

Dated:  February 11, 2000

                                        SUN TSI SUBSIDIARY, INC.


                                        By: /s/ GEORGE REYES
                                            ------------------------------------

                                        Name: George Reyes
                                              ----------------------------------

                                        Its: Vice President, Chief Financial
                                             Officer and Treasurer
                                             -----------------------------------



                                        SUN MICROSYSTEMS, INC.


                                        By: /s/ MICHAEL H. MORRIS
                                            ------------------------------------

                                        Name: Michael H. Morris
                                              ----------------------------------

                                        Its: Vice President, General Counsel
                                             and Secretary
                                             -----------------------------------